Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference of our report, dated April 30, 2025, which appears in the Annual Report on Form 20-F filed with the U.S. Securities Exchange Commission (“SEC”) on May 11, 2026 relating to the audit of the consolidated balance sheets of Plutus Financial Group Limited and its subsidiaries (collectively the “Company”) as of December 31, 2023 and 2024, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes.

San Mateo, California	WWC, P.C.
May 11, 2026	Certified Public Accountants
PCAOB ID No.1171